Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MakeMyTrip Limited:

We consent to the incorporation by reference in the registration statement (No. 333-168880) on Form S-8 and (No. 333-193943) on Form F-3 of MakeMyTrip Limited of our reports dated June 9, 2015, with respect to the consolidated statements of financial position of MakeMyTrip Limited as of March 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015, and the effectiveness of internal control over financial reporting as of March 31, 2015, which reports appear in the March 31, 2015 annual report on Form 20-F of MakeMyTrip Limited.

/s/ KPMG

Gurgaon, India

June 9, 2015